EXHIBIT 3(i)(c)

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

INVESTNET, INC.

InvestNet, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Nevada (the “Corporation”), does hereby certify that:

The Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Nevada on March 16, 2000 (the “Articles of Incorporation”).

The Articles of Incorporation of the Corporation were amended by amendments filed with the Secretary of State of Nevada on September 30, 2003 (the “First Amendment”) and on December 23, 2004 (the “Second Amendment”).

The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater portion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation, the First Amendment or the Second Amendment have votes in favor of the amendment and restatement is a majority vote.

This Amended and Restated Certificate of Incorporation, which has been approved and adopted in accordance with Sections 78.403, 78.385 and 78.390 of the Nevada Revised Statutes, with stockholder approval given by written consent in accordance with the provisions of Section 78.2055 of the Nevada Revised Statutes, amends and restates the Articles of Incorporation and the Amendment of the Corporation in its entirety as follows:

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
INVESTNET, INC.

FIRST. The name of the Corporation shall be China Kangtai Cactus Bio-Tech Inc.

SECOND. The address of the registered office of the Corporation in the State of Nevada is 502 East John Street, Carson City, 89706 and the name of the registered agent of the Corporation in the State of Nevada at such address is CSC Services of Nevada, Inc.

THIRD. The purpose for which this Corporation is formed is for the purpose of transacting  any lawful business, or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.

FOURTH. The stock of the Corporation consists of Common Stock in the amount of Two Hundred Million (200,000,000) shares having par value of $0.001 each and Preferred Stock in the amount of Two Hundred Million (200,000,000) shares having a par value of $0.001 each. There shall be no cumulative voting by shareholders. The description of the Preferred Stock with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and rights thereof shall be set by the Board of Directors.

FIFTH. The Corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Corporations Code. Such purchases may be made either in the open marker or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the Corporation and at such prices as the directors shall from time to time determine.

SIXTH. No holder of shares of the Corporation of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the Corporation, of any class, whether now or hereafter authorized.

SEVENTH. The Board of Directors shall consist of no fewer than one member and no more than seven members.

EIGHTH. No officer or director shall be personally liable to the Corporation or its shareholders for money damages except as provided pursuant to the Nevada Corporations Code.

IN WITNESS WHEREOF these Amended and Restated Articles of Incorporation are hereby executed this 25th day of August, 2005 by Jinjiang Wang, the Corporation’s President.

Investnet, Inc.

By:
Jinjiang Wang, President